4-1200 Waverley Street Winnipeg, Manitoba, Canada R3T 0P4 Phone: 204 487 7412 Fax: 204-488-9823

MEDICURE ANNOUNCES FIRST QUARTER FISCAL 2008
FINANCIAL RESULTS

WINNIPEG, Manitoba – (October 15, 2007) Medicure Inc. (TSX:MPH Amex:MCU), a cardiovascular focused biopharmaceutical company, today reported the results of operations for the three-month period ended August 31, 2007. All amounts referenced herein are in Canadian dollars unless otherwise noted. At the close of business on August 31, 2007, the exchange rate was CAD$1.00 = US$0.9468.

“We have had several significant events occur since our year-end report. On the clinical front, we were pleased to announce that we exceeded expectations by completing enrollment of 3,000 patients in the MEND-CABG II trial two months ahead of schedule. This pivotal Phase 3 trial for registration is evaluating our FDA Fast Tracked product MC-1's safety and cardioprotective efficacy in patients undergoing coronary artery bypass graft (CABG) surgery,” stated Medicure’s President and CEO, Albert D. Friesen, PhD. “Corporately, we strengthened our financial position as we raised gross proceeds of US$41 million in two separate financings. This funding was critical as we advance towards our data delivery date for MEND-CABG II, which we anticipate will be in the first quarter of calendar 2008.”

Clinical Update
In September, Medicure announced that it completed enrollment for its MEND-CABG II trial two months earlier than initially forecast. Medicure believes MC-1 represents an important advancement in the care of CABG surgery patients, and could become the first cardioprotective therapy approved to reduce mortality and morbidity in this patient population.

In August, Medicure announced its second successful Data Safety Monitoring Board review for the Phase 3 MEND-CABG II Trial, which is evaluating its lead product MC-1’s efficacy as a cardioprotectant in patients undergoing CABG surgery.

In July, positive AGGRASTAT® results were featured in the Journal of the American College of Cardiology. The two-year, follow-up results from the STRATEGY (Single High-Dose Bolus Tirofiban and Sirolimus-Eluting Stent Versus Abciximab and Bare Metal Stent In Acute Myocardial Infarction) study outlined the potential benefit of AGGRASTAT® (tirofiban hydrochloride) plus sirolimus-eluting stent (SES) versus Reopro(R) (abciximab) plus bare-metal stent (BMS) in the prevention of the cumulative incidence of death, myocardial infarction (MI), or target vessel revascularization (TVR) in acute myocardial infarction patients after two years.

Also in July, positive AGGRASTAT® results versus Integrilin® were featured in the American Heart Journal. The article outlined a higher degree of platelet inhibition with high-dose AGGRASTAT® versus double-bolus INTEGRILIN® at 10 minutes (p=0.003) and at 6 to 8 hours (p<0.001) in patients undergoing elective high-risk PCI. In addition, the study demonstrated that significantly more patients achieved greater than 95% inhibition of platelet aggregation (IPA) with the high-dose AGGRASTAT® regimen.

In June, results from Medicure’s Phase 2 MEND-CABG trial were featured in a peer-reviewed article in The Journal of Thoracic and Cardiovascular Surgery. The article outlined evidence of MC-1's potential efficacy in reducing ischemic reperfusion injury in patients undergoing CABG surgery. Additionally, the article presented further detail, background information and analysis of Medicure's positive MEND-CABG study.

AGGRASTAT® Update
During Medicure’s first quarter of fiscal 2008, the Company moved forward with some key strategic decisions that should support long-term revenue stabilization and growth for AGGRASTAT®. This included transitioning the Company’s sales force from a contract sales organization to an internally-managed and more cost-effective operation in the first quarter of fiscal 2008.

Medicure was also able to attract top sales talent from leading organizations, including the recent addition of Brian Best as its Vice-President of Marketing, as part of an ongoing recruiting process that the Company believes will help stabilize and ultimately grow AGGRASTAT® revenues.

“While the reconfiguration of our commercial operations may have contributed to a decline in AGGRASTAT® revenues during the quarter, Medicure is confident that it has a core team and strategy to build a successful commercial operation,” stated Dr. Friesen.

Financing Update
Subsequent to the end of the quarter, Medicure solidified its cash position through the completion of financings raising US$41 million.

Under the terms of the first agreement, Birmingham Associates Ltd., an affiliate of Elliott Associates, L.P. provided Medicure with an upfront cash payment of US$25 million. Elliott will receive an escalating minimum annual return starting at US$2.5 million based on AGGRASTAT® revenue or MC-1 until May 31, 2020. Elliott will also receive the option to convert its rights based on AGGRASTAT® to MC-1 within six months after MC-1's commercialization, if achieved.

The agreement with Elliott features an innovative financing structure that provides Medicure with the necessary capital to complete the Phase 3 MEND-CABG II study of MC-1. Medicure believes the proposed structure with Elliott minimizes dilution to existing shareholders and provides validation from a sophisticated investor as to the potential of MC-1 and AGGRASTAT®.

In a separate transaction, Medicure raised total gross proceeds of US$16 million. Under terms of the private placement, Medicure issued approximately 13.9 million common shares at a price of US$1.15, together with warrants, to purchase approximately 4.17 million additional common shares. The warrants have a five-year term and an exercise price of US$1.50.

Financial Results:
Total revenue for the three-month period ending August 31, 2007 was $479,000 compared to $280,000 for the same period in fiscal 2007. Total revenue for Medicure’s fourth quarter of fiscal 2007, which ended May 31, 2007 was $1,724,000.

Revenue was higher for the three-month period ended August 31, 2007 as compared to the same period in fiscal 2007 due to the Company acquiring the US rights to AGGRASTAT® near the end of the 2007 fiscal first quarter.

Revenues declined compared to the fourth quarter of fiscal 2007 for several reasons including the reconfiguring of the Company’s commercial operations during the quarter. While the Company’s focus has been on stabilizing revenues, it was recognized that the initial commercial structure, which consisted of a contract sales organization (CSO) was not optimal as the Company was not able to maintain sufficient control and direction of the sales organization and have since transitioned to an internally managed and more cost effective operation.

This transition will require additional time to fully implement and establish customer relationships in order to stabilize and eventually increase product revenues. The transition along with lower demand for the GP IIb/IIIa receptor antagonist class during the summer resulted in wholesaler inventory levels taking longer to draw down than initially anticipated. The Company reduced the wholesaler inventory levels during the first quarter and will continue to make adjustments as required. Finally, the Company’s estimate for customer chargebacks increased during the quarter which resulted in an additional decrease in net product sales.

Research and development expenditures increased by $8,452,000 to $11,238,000 in the first quarter of fiscal 2008 as compared to $2,786,000 in the same period of fiscal 2007. As expected, research and development expenditures were significantly higher as compared to the same period in fiscal 2007 due to the initiation and commencement of enrollment of the Phase 3 MEND-CABG II clinical trial in the second quarter of fiscal 2007.

Selling, general and administrative expenditures for the first quarter of fiscal 2008 totaled $3,224,000 compared to $1,161,000 for the same quarter in fiscal 2007. Selling, general and administrative expenditures increased during the three month period ended August 31, 2007 as compared to the same period in fiscal 2007 primarily due to costs associated with the Company’s AGGRASTAT® operations. The Company acquired the US rights to AGGRASTAT® near the end of the 2007 first fiscal quarter and did not have a sales force in place at this time, which resulted in much lower costs being incurred.

Interest and other income for the first quarter of fiscal 2008 was $306,000 compared to $389,000 for the same quarter in fiscal 2007.

As a result of the above noted items, the financial results for the three-month period ended August 31, 2007 include a consolidated net loss from operations of $15,083,000 or $0.13 per share, compared to $3,246,000 or $0.03 per share for the three-month period ended August 31, 2006.

At August 31, 2007 the Company had cash and cash equivalents totaling $18,807,000 as compared to $31,770,000 as of May 31, 2007. The balance as at August 31, 2007 does not include the US$41 Million in gross proceeds that were received subsequent to quarter end.

An expanded version of Management’s Discussion and Analysis and the financial statements for the three-month period ended August 31, 2007 is accessible on Medicure's website at www.medicure.com.

Notification of Conference Call:
Medicure has scheduled a conference call and webcast to review its results of operations for the quarter ended August 31, 2007.

Date:	Tuesday, Oct. 16, 2007
Time:	8:30 AM Eastern Time
Telephone:	1-866-862-3927 or 1-416-641-6111
Webcast:	Available at the Medicure website at www.medicure.com

Archive of Conference Call:
Telephone:	1-800-408-3053 or 1-416-695-5800
Passcode:	3239256
Webcast:	Available at the Medicure website at www.medicure.com
Expires:	October 23, 2007

About Medicure Inc.
Medicure is a biopharmaceutical company focused on the research, development and commercialization of novel compounds to treat cardiovascular disorders. The Company's solid position in this field is highlighted by the following:

  Lead compound MC-1 in pivotal Phase 3 study for FDA approval
  Four positive Phase 2 trials completed with MC-1
  FDA Fast Track designation for MC-1
  U.S. rights to AGGRASTAT® Injection (tirofiban hydrochloride)
  Combination of MC-1 and lisinopril (MC-4232) completed Phase 2
  Dual action antithrombotic, MC-45308, with positive preclinical results

Medicure also has a medicinal chemistry based Drug Discovery program focused on discovery and advancement of novel small molecule anti-ischemics and antithrombotics towards human clinical studies.

This press release contains forward-looking statements, as defined under applicable securities legislation, that involve risks, which may cause actual results to differ materially from the statements made, and accordingly may be deemed to be forward-looking statements made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. The forward-looking statements are made as of the date hereof, and the Company disclaims any intention and has no obligation or responsibility to update or revise any forward-looking statements, whether as a result of new information, future events, or otherwise except as required by law. Such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause the actual results, events or developments to be materially different from any future results, events or developments expressed or implied by such forward-looking statements. Such factors include, among others, the Company’s stage of development, lack of product revenues, additional capital requirements, risks associated with the completion of clinical trials and obtaining regulatory approval to market the Company’s products, the ability to protect its intellectual property, dependence on collaborative partners and the ability to meet its debt obligations. These factors should be considered carefully and readers are cautioned not to place undue reliance on such forward-looking statements. Additional risks and uncertainties relating to the Company and its business can be found in the “Risk Factors” section of its Form 20F for the year ended May 31, 2007.

For more information, please contact:
Derek Reimer	Adam Peeler
Chief Financial Officer	Manager of Investor &
Public Relations

Tel. 888-435-2220
Fax 204-488-9823
E-mail: info@medicure.com
Web: www.medicure.com